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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                           (Amendment No. _________)1

                     Tele Sudeste Celular Participacoes S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                Preferred Shares
      (as the equity security underlying the American Depositary Receipts)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879252104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 37 Pages
                         Exhibit Index Found on Page 36
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Farallon Capital Partners, L.P.
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares which is 5.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           WC, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                3,149,475,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      3,149,475,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,149,475,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)
                                                                         [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           PN
-----------=====================================================================



                               Page 2 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Farallon Capital Institutional Partners, L.P.
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares which is 5.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           WC
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                3,166,000,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      3,166,000,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,166,000,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           PN
-----------=====================================================================



                               Page 3 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Farallon Capital Institutional Partners II, L.P.
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares which is 5.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           WC
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                616,500,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                       616,500,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           616,500,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           PN
-----------=====================================================================



                               Page 4 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Farallon Capital Institutional Partners III, L.P.
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares which is 5.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY
-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           WC
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                634,500,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                       634,500,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           634,500,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           PN
-----------=====================================================================



                               Page 5 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Tinicum Partners, L.P.
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares which is 5.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           WC, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                180,000,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                       180,000,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           180,000,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.1 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           PN
-----------=====================================================================



                               Page 6 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Farallon Capital Management, L.L.C.
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares which is 5.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                3,242,375,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      3,242,375,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,242,375,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IA, OO
-----------=====================================================================



                               Page 7 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
-----------=====================================================================
           Farallon Partners, L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY
-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                7,746,475,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      7,746,475,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,746,475,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.7 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           OO
-----------=====================================================================




                               Page 8 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Enrique H. Boilini
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Argentina
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================




                               Page 9 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           David I. Cohen
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================



                               Page 10 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Joseph F. Downes
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================



                               Page 11 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           William F. Duhamel
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================



                               Page 12 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Andrew B. Fremder
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================



                               Page 13 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Richard B. Fried
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================



                               Page 14 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           William F. Mellin
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================



                               Page 15 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Stephen L. Millham
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================



                               Page 16 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Meridee A. Moore
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================



                               Page 17 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Thomas F. Steyer
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================



                               Page 18 of 37 Pages

                                       13D
====================================
CUSIP No. 879252104
====================================
-----------=====================================================================

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Mark C. Wehrly
-----------=====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 10,988,850,000 Preferred Shares, which is 5.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-----------=====================================================================
    3      SEC USE ONLY

-----------=====================================================================
    4      SOURCE OF FUNDS (See Instructions)

           AF, OO
-----------=====================================================================
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
-----------=====================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-----------------------------===================================================
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                 -0-
                     --------===================================================
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                10,988,850,000 [See Preliminary Note]
                     --------===================================================
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING               -0-
                     --------===================================================
    PERSON WITH        10    SHARED DISPOSITIVE POWER

                      10,988,850,000 [See Preliminary Note]
-----------------------------===================================================
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,988,850,000 [See Preliminary Note]
-----------=====================================================================
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             [   ]

-----------=====================================================================
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2 % [See Preliminary Note]
-----------=====================================================================
    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
-----------=====================================================================


                               Page 19 of 37 Pages

Preliminary  Note:  The  Reporting  Persons (as  defined  below) are filing this
Schedule 13D with respect to the Preferred Shares (the "Preferred Shares") of Tele Sudeste Celular Participacoes S.A. (the "Company"). The Reporting Persons own American Depositary Receipts ("the ADR") issued by the Company, each ADR representing 5,000 Preferred Shares. All numbers and percentages contained in this Schedule 13D represent Shares and not ADRs. The Reporting Persons do not own any Preferred Shares directly.

Item 1.  Security And Issuer.
         -------------------

     This statement relates to Preferred Shares, without par value of Tele Sudeste Celular Participacoes S.A. (the "Company"). The Company's principal offices are located at Rua Martiniano de Carvalho 851, 18 (0) andar/parte, 01321-001 Sao Paolo, SP, Brazil.

Item 2.  Identity And Background.
------   -----------------------
        (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

        The Partnerships

          (i)  Farallon Capital Partners, L.P., a California limited partnership
               ("FCP"),   with  respect  to  the   Preferred   Shares  which  it
               beneficially owns (through its ownership of ADRs);

          (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Preferred Shares which it beneficially owns (through its ownership of ADRs);

          (iii)Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Preferred Shares which it beneficially owns (through its ownership of ADRs);

          (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Preferred Shares which it beneficially owns (through its ownership of ADRs); and



                               Page 20 of 37 Pages

          (v)  Tinicum   Partners,   L.P.,  a  New  York   limited   partnership
               ("Tinicum"), with respect to the Preferred Shares which it beneficially owns (through its ownership of ADRs).

        FCP, FCIP, FCIP II, FCIP III and Tinicum are together referred to herein as the "Partnerships."

        The Management Company
        ----------------------

          (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Preferred Shares which certain accounts managed by the Management Company (the "Managed Accounts") beneficially own (through its ownership of ADRs).2

        The General Partner Of The Partnerships
        ---------------------------------------

          (vii)Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Preferred Shares which each of the Partnerships beneficially own (through its ownership of ADRs).

        The Managing Members Of The General Partner And The Management Company
        ----------------------------------------------------------------------

          (viii) The following eleven persons who are managing members of both the General Partner and the Management Company, with respect to the Preferred Shares which are beneficially owned by the Partnerships and the Managed Accounts (through its ownership of ADRs): Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Andrew B. Fremder ("Fremder"), Richard B. Fried ("Fried"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore"), Thomas F. Steyer ("Steyer") and Mark
               C. Wehrly ("Wehrly").

        Boilini, Cohen, Downes, Duhamel, Fremder, Fried, Mellin, Millham, Moore, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."
--------

               2 Of the Preferred Shares reported by the Management Company on behalf of the Managed Accounts, 55,000,000 Preferred Shares (equal to approximately 0.03% of the total Preferred Shares currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport, Connecticut 06881.


                               Page 21 of 37 Pages

     (b) The address of the principal business and principal office of (i) the Partnerships, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (d) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the Partnerships, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen other than Enrique H. Boilini who is an Argentinean citizen.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.


                               Page 22 of 37 Pages

Item 3.  Source And Amount Of Funds And Other Consideration.
------   --------------------------------------------------

        The net investment cost (including commissions) for the Preferred Shares beneficially owned by each of the Partnerships and Managed Accounts (through its ownership of ADRs) is set forth below:

 Entity           Preferred Shares             Approximate Net Investment Cost 3
 ------           ----------------             -------------------------------
 FCP                 3,149,475,000                     $28,952,501.03
 FCIP                3,166,000,000                     $28,845,067.11
 FCIP II               616,500,000                      $5,557,140.54
 FCIP III              634,500,000                      $5,853,223.00
 Tinicum               180,000,000                      $1,640,022.92
 Managed
   Accounts          3,242,375,000                     $30,669,667.42

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to FCP and Tinicum, from working capital, and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP and Tinicum at Goldman, Sachs & Co.; and (iii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Preferred Shares.


--------

               3 As previously stated, the Reporting Persons purchased ADRs. The figures listed in this column are the amount net investment cost of the ADRs purchased by the Reporting Persons.


                               Page 23 of 37 Pages

Item 4.  Purpose Of The Transaction.
------   --------------------------
        The purpose of the  acquisition  of the Shares  (through the  underlying
ADRs) is for investment, and the acquisitions of the Shares (through the underlying ADRs) by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Preferred Shares (or the corresponding ADRs), consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Preferred Shares (through purchases of additional ADRs) or dispose of any or all of its Preferred Shares (through disposition of the ADRs) (including but not limited to dispositions pursuant to Telefonica, S.A.'s Offer to Exchange for Ordinary Shares, Preferred Shares and American Depositary Shares of Telecomunicacoes de Sao Paulo S.A.-TELESP and Tele Sudeste Celular Participacoes, S.A. certain Telefonica, S.A. American Depositary Shares) depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of such securities which it may hold at any point in time.

     Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or potential investors in the Company regarding the Company, including but not limited to its operations.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred


                               Page 24 of 37 Pages
to in paragraphs (a) through (j),  inclusive,  of the  instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer.
------  -------------------------------------

        (a)    The Partnerships
              -----------------

               (a),(b)The  information  set  forth in Rows 7  through  13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith as well as Footnote 2 hereto is calculated based upon the 210,029,997,060 Preferred Shares outstanding as of December 31, 1998 as reported by the Company in its Registration Statement filed with the Securities and Exchange Commission on June 30, 1999.

               (c) The trade dates, number of Preferred Shares purchased or sold (through purchases and sales of the ADRs) and the price per Preferred Share (including commissions) for all purchases and sales by the Partnerships in the past 60 days are set forth on Schedules A-E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Preferred Shares (through sale of the ADRs). The Individual Reporting Persons are managing members of the General Partner.

               (e)  Not applicable.

        (b)    The Management Company
               ----------------------

               (a),(b)The information set forth in Rows 7 through 13 of the
                      cover   page   hereto  for  the   Management   Company  is
                      incorporated herein by reference.

               (c) The trade dates, number of Preferred Shares purchased or sold (through purchases and sales of the ADRs) and the price per Share (including commissions) for all purchases and sales by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Preferred Shares


                              Page 25 of 37 Pages
                    beneficially owned by the Managed Accounts (through a sale of the ADRs). The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.

        (c)    The General Partner
               -------------------

               (a),(b)The  information  set  forth in Rows 7  through  13 of the cover page hereto for the General Partner is incorporated herein by reference.

               (c)  None.

               (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Preferred Shares (through a sale of the ADRs). The Individual Reporting Persons are managing members of the General Partner.

               (e)  Not applicable.

        (d)    The Individual Reporting Persons
               --------------------------------

               (a),(b)The  information  set  forth in Rows 7  through  13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

               (c)  None.

               (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Preferred Shares (through a sale of the
                    ADRs). The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Preferred Shares beneficially owned by the Managed Accounts (through a sale of the ADRs). The Individual Reporting Persons are managing members of the General Partner. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.


     The Preferred Shares reported hereby for the Partnerships are beneficially owned by the Partnerships (through their ownership of ADRs) and those reported by the Management Company on behalf of the Managed Accounts are beneficially owned by the Managed Accounts (through their ownership of ADRs). The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Preferred Shares owned by the Partnerships (through their


                               Page 26 of 37 Pages
ownership of ADRs). The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Preferred Shares owned by the Managed Accounts (through their ownership of ADRs). The Individual Reporting Persons, as managing members of both the General Partner and the Management Company, may each be deemed to be the beneficial owner of all such Preferred Shares beneficially owned by the Partnerships and the Managed Accounts (through their ownership of ADRs). Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Preferred Shares (or ADRs).

Item 6.  Contracts, Arrangements, Understandings Or
------
          Relationships With Respect To Securities Of The Issuer.
          ------------------------------------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.







                               Page 27 of 37 Pages

                                   SIGNATURES
        After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2000
                        /s/  Thomas F. Steyer
                        ----------------------------------------
                        FARALLON PARTNERS, L.L.C.,
                        on its own behalf and as General Partner of
                        FARALLON CAPITAL PARTNERS, L.P.,
                        FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                        By Thomas F. Steyer,
                        Senior Managing Member


                        /s/  Thomas F. Steyer
                        ----------------------------------------
                        FARALLON CAPITAL MANAGEMENT, L.L.C.,
                        By Thomas F. Steyer,
                        Senior Managing Member


                        /s/  Thomas F. Steyer
                        ----------------------------------------
                        Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                        Joseph F. Downes, William F. Duhamel,
                        Andrew B. Fremder, Richard B. Fried,
                         William F. Mellin, Stephen L. Millham,
                        Meridee A. Moore and Mark C. Wehrly.

     The Powers of Attorney, each executed by Boilini, Cohen, Downes, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 26, 1997, by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited, are hereby incorporated by reference. The Powers of Attorney executed by Duhamel and Fried authorizing Steyer to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on January 13, 1999, by such Reporting Persons with respect to the Callable Class A Common Shares of CliniChem Development Inc., are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Steyer to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2000, by such Reporting Person with respect to the Common Shares of Axogen Limited, is hereby incorporated by reference.


                               Page 28 of 37 Pages

                                                                         ANNEX 1

     Set forth below with respect to the Management Company and the General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company and the General Partner is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.      The Management Company
        ----------------------

          (a)  Farallon Capital Management, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c)  Serves as investment adviser to various managed accounts
          (d)  Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Mark C. Wehrly, Managing Members.

2.      The General Partner
        -------------------

          (a)  Farallon Partners, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c)  Serves as general partner to investment partnerships
          (d)  Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Andrew B. Fremder, Richard B. Fried, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Mark
               C. Wehrly, Managing Members.

3.      The Individual Reporting Persons/The Managing Members
        -----------------------------------------------------

        Except as stated below, each of the Managing Members (including the Individual Reporting Persons) is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. Enrique H. Boilini is an Argentinean citizen whose business address is c/o Farallon Capital Management, L.L.C., 75 Holly Hill Lane, Greenwich, Connecticut 06830.
        The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and the General Partner. The principal occupation of each other Managing Member is serving as a managing member of the Management Company and/or the General Partner. None of the Managing Members (including the Individual Reporting Persons) have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the
        Schedule 13D.


                               Page 29 of 37 Pages

                                   SCHEDULE A

                         FARALLON CAPITAL PARTNERS, L.P.

               NO. OF ADRs                         RESTATEMENT
              PURCAHSED (P)       PRICE            FOR PREFERRED
 TRADE DATE    OR SOLD (S)       PER ADR           SHARES
 ----------    ----------       -------           ------

04-28-00      28,500  (P)        $42.85        Equivalent to 142,500,000
                                               Preferred Shares at a price of
                                               $0.009 per Preferred Share
05-02-00       8,500  (P)        $45.31        Equivalent to 42,500,000
                                               Preferred Shares at a price of
                                               $0.009 per Preferred Share
05-11-00       9,400  (P)        $41.40        Equivalent to 47,000,000
                                               Preferred Shares at a price of
                                               $0.008 per Preferred Share
05-16-00       5,200  (P)        $44.06        Equivalent to 26,000,000
                                               Preferred Shares at a price of
                                               $0.009 per Preferred Share
05-25-00       4,600  (P)        $40.05        Equivalent to 23,000,000
                                               Preferred Shares at a price of
                                               $0.008 per Preferred Share
05-26-00       3,800  (P)        $40.23        Equivalent to 19,000,000
                                               Preferred Shares at a price of
                                               $0.008 per Preferred Share
06-09-00       7,900  (P)        $46.43        Equivalent to 39,500,000
                                               Preferred Shares at a price of
                                               $0.009 per Preferred Share
06-13-00      24,200  (P)        $46.55        Equivalent to 121,000,000
                                               Preferred Shares at a price of
                                               $0.009 per Preferred Share
06-20-00       5,300  (P)        $42.75        Equivalent to 26,500,000
                                               Preferred Shares at a price of
                                               $0.009 per Preferred Share
06-20-00       5,800  (P)        $42.55        Equivalent to 29,000,000
                                               Preferred Shares at a price of
                                               $0.009 per Preferred Share
06-21-00       9,500  (P)        $40.96        Equivalent to 47,500,000
                                               Preferred Shares at a price of
                                               $0.008 per Preferred Share
06-21-00     107,900  (P)        $41.06        Equivalent to 539,500,000
                                               Preferred Shares at a price of
                                               $0.008 per Preferred Share
06-22-00      48,400  (P)        $41.78        Equivalent to 242,000,000
                                               Preferred Shares at a price of
                                               $0.008 per Preferred Share
06-23-00      22,800  (P)        $41.75        Equivalent to 114,000,000
                                               Preferred Shares at a price of
                                               $0.008 per Preferred Share

                              Page 30 of 37 Pages

                                   SCHEDULE B

                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

               NO. OF ADRs                         RESTATEMENT
              PURCAHSED (P)       PRICE            FOR PREFERRED
 TRADE DATE    OR SOLD (S)       PER ADR           SHARES
 ----------    ----------       -------           ------

04-28-00     34,700  (P)         $42.85         Equivalent to 173,500,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
05-02-00      9,500  (P)         $45.31         Equivalent to 47,500,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
05-11-00      4,300  (P)         $41.40         Equivalent to 21,500,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
05-16-00      4,000  (P)         $44.06         Equivalent to 20,000,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
05-25-00      5,400  (P)         $40.05         Equivalent to 27,000,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
05-26-00      6,300  (P)         $40.23         Equivalent to 31,500,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
06-09-00      3,100  (P)         $46.43         Equivalent to 15,500,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
06-13-00     16,800  (P)         $46.55         Equivalent to 84,000,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
06-20-00      6,000  (P)         $42.75         Equivalent to 30,000,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
06-20-00      6,600  (P)         $42.55         Equivalent to 33,000,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
06-21-00     10,900  (P)         $40.96         Equivalent to 54,500,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
06-21-00    123,200  (P)         $41.06         Equivalent to 616,000,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
06-22-00     57,600  (P)         $41.78         Equivalent to 288,000,000
                                                Preferred Shares at a price of
                                                $0.008  per Preferred Share
06-23-00     26,000  (P)         $41.75         Equivalent to 130,000,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share

                              Page 31 of 37 Pages

                                   SCHEDULE C

                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

               NO. OF ADRs                         RESTATEMENT
              PURCAHSED (P)       PRICE            FOR PREFERRED
TRADE DATE    OR SOLD (S)       PER ADR            SHARES
----------    ----------        -------            ------

04-28-00    12,400   (P)         $42.85       Equivalent to 62,000,000
                                              Preferred Shares at a price of
                                              $0.009 per Preferred Share
05-02-00     1,100   (P)         $45.31       Equivalent to 5,500,000 Preferred
                                              Shares at a price of $0.009 per
                                              Preferred Share
05-11-00       700   (P)         $41.40       Equivalent to 3,500,000 Preferred
                                              Shares at a price of $0.008 per
                                              Preferred Share
05-16-00       500   (P)         $44.06       Equivalent to 2,500,000 Preferred
                                              Shares at a price of $0.009 per
                                              Preferred Share
05-25-00       800   (P)         $40.05       Equivalent to 4,000,000 Preferred
                                              Shares at a price of $0.008 per
                                              Preferred Share
05-26-00       800   (P)         $40.23       Equivalent to 4,000,000 Preferred
                                              Shares at a price of $0.008 per
                                              Preferred Share
06-09-00     1,300   (P)         $46.43       Equivalent to 6,500,000 Preferred
                                              Shares at a price of $0.009 per
                                              Preferred Share
06-13-00     5,300   (P)         $46.55       Equivalent to 26,500,000 Preferred
                                              Shares at a price of $0.009 per
                                              Preferred Share
06-20-00     1,000   (P)         $42.75       Equivalent to 5,000,000 Preferred
                                              Shares at a price of $0.009 per
                                              Preferred Share
06-20-00     1,100   (P)         $42.55       Equivalent to 5,500,000 Preferred
                                              Shares at a price of $0.009 per
                                              Preferred Share
06-21-00     1,800   (P)         $40.96       Equivalent to 9,000,000 Preferred
                                              Shares at a price of $0.008 per
                                              Preferred Share
06-21-00    20,600   (P)         $41.06       Equivalent to 103,000,000
                                              Preferred Shares at a price of
                                              $0.008 per Preferred Share
06-22-00     9,200   (P)         $41.78       Equivalent to 46,000,000 Preferred
                                              Shares at a price of $0.008 per
                                              Preferred Share
06-23-00     4,200   (P)         $41.75       Equivalent to 21,000,000 Preferred
                                              Shares at a price of $0.008 per
                                              Preferred Share

                               Page 32 of 37 Pages

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

               NO. OF ADRs                           RESTATEMENT
              PURCAHSED (P)         PRICE            FOR PREFERRED
TRADE DATE    OR SOLD (S)         PER ADR            SHARES
----------    ----------          -------            ------

04-28-00      6,200  (P)          $42.85          Equivalent to 31,000,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
05-02-00      1,800  (P)          $45.31          Equivalent to 9,000,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
05-11-00      1,400  (P)          $41.40          Equivalent to 7,000,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
05-16-00      2,400  (P)          $44.06          Equivalent to 12,000,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
05-25-00      1,300  (P)          $40.05          Equivalent to 6,500,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
05-26-00      1,300  (P)          $40.23          Equivalent to 6,500,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
06-09-00        900  (P)          $46.43          Equivalent to 4,500,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
06-13-00      2,100  (P)          $46.55          Equivalent to 10,500,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
06-20-00      1,000  (P)          $42.75          Equivalent to 5,000,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
06-20-00      1,100  (P)          $42.55          Equivalent to 5,500,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
06-21-00      1,800  (P)          $40.96          Equivalent to 9,000,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
06-21-00     20,600  (P)          $41.06          Equivalent to 103,000,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
06-22-00      9,200  (P)          $41.78          Equivalent to  46,000,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
06-23-00      4,200  (P)          $41.75          Equivalent to 21,000,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share

                              Page 33 of 37 Pages

                                   SCHEDULE E

                             TINICUM PARTNERS, L.P.

               NO. OF ADRs                           RESTATEMENT
              PURCAHSED (P)         PRICE            FOR PREFERRED
TRADE DATE    OR SOLD (S)         PER ADR            SHARES
----------    ----------          -------            ------


04-28-00      1,200  (P)          $42.85          Equivalent to 6,000,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
05-02-00        400  (P)          $45.31          Equivalent to 2,000,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
05-11-00        500  (P)          $41.40          Equivalent to 2,500,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
05-16-00        400  (P)          $44.06          Equivalent to 2,000,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
05-25-00        300  (P)          $40.05          Equivalent to 1,500,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
05-26-00        300  (P)          $40.23          Equivalent to 1,500,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
06-09-00        500  (P)          $46.43          Equivalent to 2,500,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
06-13-00      1,600  (P)          $46.55          Equivalent to 8,000,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
06-20-00        400  (P)          $42.75          Equivalent to 2,000,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
06-20-00        400  (P)          $42.55          Equivalent to 2,000,000
                                                  Preferred Shares at a price of
                                                  $0.009 per Preferred Share
06-21-00        700  (P)          $40.96          Equivalent to 3,500,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
06-21-00      7,700  (P)          $41.06          Equivalent to 38,500,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
06-22-00      3,500  (P)          $41.78          Equivalent to 17,500,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share
06-23-00      1,600  (P)          $41.75          Equivalent to 8,000,000
                                                  Preferred Shares at a price of
                                                  $0.008 per Preferred Share

                               Page 34 of 37 Pages

                                   SCHEDULE F

                       FARALLON CAPITAL MANAGEMENT, L.L.C.

               NO. OF ADRs                           RESTATEMENT
              PURCAHSED (P)         PRICE            FOR PREFERRED
TRADE DATE    OR SOLD (S)         PER ADR            SHARES
----------    ----------          -------            ------


04-28-00     36,800   (P)          $42.85       Equivalent to 184,000,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
05-02-00     12,400   (P)          $45.31       Equivalent to 62,000,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
05-11-00     17,900   (P)          $41.40       Equivalent to 89,500,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
05-16-00      9,900   (P)          $44.06       Equivalent to 49,500,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
05-25-00      7,500   (P)          $40.05       Equivalent to 37,500,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
05-26-00      7,400   (P)          $40.23       Equivalent to 37,000,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
06-21-00      2,800   (P)          $40.96       Equivalent to 14,000,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
06-22-00     92,100   (P)          $41.78       Equivalent to 460,500,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
04-28-00      1,200   (P)          $42.85       Equivalent to 6,000,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
05-02-00        200   (P)          $45.31       Equivalent to 1,000,000
                                                Preferred Shares at a price of
                                                $0.009 per Preferred Share
05-11-00        200   (P)          $41.40       Equivalent to 1,000,000
                                                Preferred Shares at a price of
                                                $0.008 per Preferred Share
05-16-00        100   (P)          $44.06       Equivalent to 500,000 Preferred
                                                Shares at a price of $0.009 per
                                                Preferred Share
05-25-00        100   (P)          $40.05       Equivalent to 500,000 Preferred
                                                Shares at a price of $0.008 per
                                                Preferred Share
05-26-00        100   (P)          $40.23       Equivalent to 500,000 Preferred
                                                Shares at a price of $0.008 per
                                                Preferred Share

                              Page 35 of 37 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)
























                                Page 36 of 37 Pages

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                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  June 30, 2000


                          /s/ Thomas F. Steyer
                          ----------------------------------------
                          FARALLON PARTNERS, L.L.C.,
                          on its own behalf and as General Partner of
                          FARALLON CAPITAL PARTNERS, L.P.,
                          FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                          By Thomas F. Steyer,
                          Senior Managing Member


                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          FARALLON CAPITAL MANAGEMENT, L.L.C.,
                          By Thomas F. Steyer,
                          Senior Managing Member


                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                          Joseph F. Downes, William F. Duhamel,
                          Andrew B. Fremder, Richard B. Fried,
                          William F. Mellin, Stephen L. Millham,
                          Meridee A. Moore and Mark C. Wehrly.



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